                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                        AMENDMENT No. 1 to SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                        WILLIAMS INDUSTRIES, INCORPORATED
                              (Name of the Issuer)

                        WILLIAMS INDUSTRIES, INCORPORATED
                      (Name(s) of Person Filing Statement)

                                   ----------

                          Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                   ----------

                                    969493204
                      (CUSIP Number of Class of Securities)

                             Frank E. Williams, III
                        Chairman of the Board, President,
               Chief Executive Officer and Chief Financial Officer
                        WILLIAMS INDUSTRIES, INCORPORATED
                             8624 J.D. Reading Drive
                            Manassas, Virginia 20109
                                 (703) 335-7800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person Filing Statement)

                          With copies to:

     James L. Weinberg, Esq.            Thomas G. Voekler, Esq.
     Hirschler Fleischer, P.C.          Hirschler Fleischer, P.C.
     2100 East Cary Street              2100 East Cary Street
     Richmond, VA 23223-7078            Richmond, VA 23223-7078

                                   ----------

     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (_240.13e-3(c)) under the
Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [X] A tender offer.

     d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ___

     Check the following box if the filing is a final amendment reporting the results of the transaction: ___

                      CALCULATION OF FILING FEE

              Transaction valuation(1):   Amount of filing fee:
              -------------------------   ---------------------
                    $71,018.75                   $47.35

----------
(1) Calculated solely for purposes of determining the filing fee. The transaction valuation is determined based upon the odd-lot tender offer price of $2.75 per share for the eligible shares of common stock, multiplied by 25,825, the estimated maximum number of shares to be purchased in the offer.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                  Introduction

     The Company is offering to purchase for cash (the "Offer") all shares of the Company's common stock, $0.10 par value per share (the "Shares" or "Common Stock"), held by stockholders that owned 100 shares or fewer as of the close of business on May 7, 2008 (the "Record Date") and that continue to own such Shares through the expiration date for the Offer, at a purchase price of $2.75 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Offer will expire at 5:00 p.m., New York City time, on [_______________________], unless otherwise extended or terminated, all in accordance with applicable law. The Offer is being made pursuant an offer to purchase, dated [_______________] (the "Offer to Purchase") and the related acceptance card (the "Card"), copies of which are attached hereto as exhibits. The Offer to Purchase is an "odd-lot tender offer" pursuant to Rule 13e-4(h)(5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, because the Offer has a reasonable likelihood of causing the Common Stock to be held of record by fewer than 300 persons, the Offer is a going private "Rule 13e-3 transaction" as defined in Rule 13e-3(a)(3) under the Exchange Act. If the Company is successful the Company expects to file with the SEC to stop filing periodic reports.

     The information in the Offer to Purchase and the Card is expressly incorporated by reference into this Rule 13E-3 Transaction Statement on Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Offer to Purchase and the Card.

Item 1. Summary Term Sheet.

     The information set forth in the Offer to Purchase under the section "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address. The name of the Company is Williams Industries, Incorporated. Its principal executive offices are located at 8624 J.D. Reading Drive, Manassas, Virginia 20109 and its telephone number is (703) 335-7800.

     (b) Securities. As of May 7, 2008, there were approximately 3,690,029 shares of the Company's common stock, $0.10 par value, outstanding.

     (c) Trading Market and Price. The information set forth in the Offer to Purchase under the section "The Offer-Price Range of Shares; Dividends" is incorporated herein by reference.

     (d) Dividends. The information set forth in the Offer to Purchase under the section "The Offer-Price Range of Shares; Dividends" is incorporated herein by reference.

     (e) Prior Public Offerings. Not applicable.

     (f) Prior Stock Purchases.

Second Quarter 2006 - Securities Purchases

                                                                                Beneficial
Transaction   Shares Purchased   Price Paid                                     Ownership
   Date        (Common Stock)    (Per Share)   Purchaser                    (See Notes Below)
-----------   ----------------   -----------   --------------------------   -----------------
 06/22/2006         2,000           $2.06      Williams Family LP                   1
 06/22/2006         2,000           $2.05      Spouse of Frank
                                                  E. Williams, Jr.                  2
 06/22/2006         3,000           $2.09      Frank E. Williams, Jr.
                                                  as trustee for  minor
                                                  grandchildren                     2
 06/22/2006         1,000           $2.05      Frank E. Williams, Jr.
                                                  as trustee for minor
                                                  grandchildren                     2
 06/27/2006           300           $2.02      Williams Family Foundation           2
 06/28/2006           200           $2.06      Williams Family LP                   1
 06/29/2006         1,800           $2.06      Williams Family LP                   1
 06/29/2006         2,000           $2.03      Frank E. Williams, Jr.               3
 06/29/2006         1,700           $2.02      Williams Family Foundation           2

Beneficial Ownership:

----------
(1) Except for the grant of dispositive power to a lender to secure indebtedness, Frank E. Williams, Jr. claims sole dispositive power over these shares. Mr. Williams is a beneficial owner of these shares, along with his sons, Frank E. Williams, III and H. Arthur Williams. These shares are duplicative of shares reported for the sons.

(2)  Frank E. Williams, Jr. disclaims any beneficial ownership of these shares.

(3)  Frank E. Williams, Jr. owns these shares directly.

Second Quarter 2006 Summary

Total Securities Purchased   Range of Prices   Average Purchase Price
14,000 Shares Common Stock   $2.02 to $2.09           $2.05

Third Quarter 2006 - Securities Purchases

                                                                                Beneficial
 Transaction   Shares Purchased   Price Paid                                     Ownership
    Date        (Common Stock)    (Per Share)   Purchaser                    (See Notes Below)
------------   ----------------   -----------   --------------------------   -----------------
 07/24/2006            400           $2.20      Williams Family LP                   1
 07/26/2006            600           $2.20      Williams Family LP                   1
 07/28/2006            100           $2.20      Williams Family LP                   1
 07/31/2006            100           $2.20      Williams Family LP                   1
 08/02/2006          1,100           $2.20      Williams Family LP                   1
 08/10/2006            500           $2.27      Williams Family LP                   1
 08/10/2006              5           $2.20      Williams Family LP                   1
 08/11/2006            895           $2.20      Williams Family LP                   1
 08/11/2006          1,000           $2.18      Williams Family LP                   1
 08/11/2006            440           $2.13      Williams Family LP                   1
 08/14/2006            101           $2.18      Williams Family Foundation           2
 08/21/2006          2,325           $2.15      Daniel K. Maller                     4
 08/25/2006            100           $2.21      Williams Family Foundation           2
 09/07/2006          1,000           $2.23      Frank E. Williams, Jr.               3
 09/11/2006          1,000           $2.23      Frank E. Williams, Jr.               3
 09/13/2006
(incorrectly
 listed as
   2005)               900           $2.21      Williams Family Foundation           2
 09/15/2006            681           $2.15      Frank E. Williams, Jr.               3
 09/15/2006            899           $2.18      Williams Family Foundation           2
 09/19/2006            200           $2.21      Spouse of Frank E.
                                                   Williams, Jr.                     2
 09/21/2006            300           $2.21      Frank E. Williams, Jr.               3
 09/25/2006            100           $2.16      Spouse of Frank E.
                                                   Williams, Jr.                     2
 09/25/2006            100           $2.16      Spouse of Frank E.
                                                   Williams, Jr.                     2
 09/27/2006            100           $2.16      Spouse of Frank E.
                                                   Williams, Jr.                     2

Beneficial Ownership:

----------
(1) Except for the grant of dispositive power to a lender to secure indebtedness, Frank E. Williams, Jr. claims sole dispositive power over these shares. Mr. Williams is a beneficial owner of these shares, along with his sons, Frank E. Williams, III and H. Arthur Williams. These shares are duplicative of shares reported for the sons.

(2)  Frank E. Williams, Jr. disclaims any beneficial ownership of these shares.

(3)  Frank E. Williams, Jr. owns these shares directly.

(4)  Daniel K. Maller, General Counsel, owns these shares directly.

Third Quarter 2006 Summary

Total Securities Purchased   Range of Prices   Average Purchase Price
12,946 Shares Common Stock   $2.13 to $2.27           $2.19

Fourth Quarter 2006 - Securities Purchases

                                                                                Beneficial
Transaction   Shares Purchased   Price Paid                                     Ownership
   Date        (Common Stock)    (Per Share)   Purchaser                    (See Notes Below)
-----------   ----------------   -----------   --------------------------   -----------------
 10/10/2006         2,232           $2.24      Daniel K. Maller                     4
 11/01/2006            99           $2.21      Spouse of Frank E.
                                                  Williams, Jr.                     2
 11/02/2006           100           $2.21      Spouse of Frank E.
                                                  Williams, Jr.                     2
 11/09/2006           200           $2.25      Williams Family LP                   1
 11/10/2006           500           $2.28         Frank E. Williams, Jr.            3
 11/13/2006           600           $2.25         Williams Family LP                1
 11/15/2006           200           $2.21         Williams Family LP                1
 11/16/2006         1,200           $2.21      Spouse of Frank E.
                                                  Williams, Jr.                     2
 11/20/2006           300           $2.21      Spouse of Frank E.
                                                  Williams, Jr.                     2
 11/21/2006           301           $2.21      Spouse of Frank E.
                                                  Williams, Jr.                     2
 11/21/2006         1,000           $2.21      Frank E. Williams, Jr.               3
 11/22/2006           400           $2.23      Frank E. Williams, Jr.
                                                  as trustee for minor
                                                  grandchildren                     2
 11/27/2006         1,000           $2.21         Williams Family LP                1
 11/27/2006           600           $2.16      Spouse of Frank E.
                                                  Williams, Jr.                     2
 11/27/2006           600           $2.21      Frank E. Williams, Jr.
                                                  as trustee for minor
                                                  grandchildren                     2
 11/27/2006           200           $2.18      Frank E. Williams, Jr.               3
 11/29/2006           800           $2.18      Frank E. Williams, Jr.               3
 12/05/2006           700           $2.18      Williams Family Foundation           2
 12/06/2006         3,600           $2.18      Williams Family Foundation           2
 12/12/2006         1,000           $2.14      Frank E. Williams, Jr.               3
 12/12/2006         1,319           $2.15      Frank E. Williams, Jr.               3
 12/12/2006           700           $2.18      Williams Family Foundation           2
 12/12/2006         1,000           $2.18      Williams Family Foundation           2
 12/14/2006           300           $2.15      Frank E. Williams, Jr.               3
 12/20/2006           800           $2.10         Williams Family LP                1
 12/20/2006         1,000           $2.14      Spouse of Frank E.
                                                  Williams, Jr.                     2
 12/22/2006         1,200           $2.10      Williams Family LP                   1
 12/22/2006           356           $2.05      Williams Family LP                   1

Beneficial Ownership:

----------
(1) Except for the grant of dispositive power to a lender to secure indebtedness, Frank E. Williams, Jr. claims sole dispositive power over these shares. Mr. Williams is a beneficial owner of these shares, along with his sons, Frank E. Williams, III and H. Arthur Williams. These shares are duplicative of shares reported for the sons.

(2)  Frank E. Williams, Jr. disclaims any beneficial ownership of these shares.

(3)  Frank E. Williams, Jr. owns these shares directly.

(4)  Daniel K. Maller, General Counsel, owns these shares directly.

Fourth Quarter 2006 Summary

Total Securities Purchased     Range of Prices     Average Purchase Price
22,307 Shares Common Stock     $2.05 to $2.28             $2.18

First Quarter 2007 - Securities Purchases

                                                                                Beneficial
Transaction   Shares Purchased   Price Paid                                     Ownership
   Date        (Common Stock)    (Per Share)   Purchaser                    (See Notes Below)
-----------   ----------------   -----------   --------------------------   -----------------
 01/04/2007         1,000           $ 2.12     Frank E. Williams, Jr.               3
 01/04/2007         1,000           $ 2.12     Spouse of Frank E.
                                                  Williams, Jr.                     2
 01/09/2007         1,000           $ 2.11     Frank E. Williams, Jr.               3
 01/09/2007         1,000           $ 2.13     Williams Family Foundation           2
 01/09/2007         2,000           $ 2.12     Williams Family Foundation           2
 01/09/2007         4,000           $ 2.11     Williams Family Foundation           2
 01/09/2007           400           $ 2.10     Williams Family Foundation           2
 01/12/2007           900           $ 2.10     Williams Family Foundation           2
 01/15/2007         2,380           $2.101     Daniel K. Maller                     4
 01/30/2007           500           $ 2.13     Williams Family Foundation           2
 02/01/2007           200           $ 2.13     Williams Family Foundation           2
 02/02/2007           900           $ 2.14     Williams Family LP                   1
 02/05/2007           100           $ 2.14     Williams Family LP                   1
 02/13/2007           100           $ 2.13     Williams Family Foundation           2
 02/14/2007         5,400           $ 2.16     Frank E. Williams, Jr.               3
 03/21/2007         1,000           $ 2.15     Frank E. Williams, Jr.               3
 03/21/2007         1,000           $ 2.15     Williams Family LP                   1
 03/23/2007            45           $ 2.13     Frank E. Williams, Jr.               3

Beneficial Ownership:

----------
(1) Except for the grant of dispositive power to a lender to secure indebtedness, Frank E. Williams, Jr. claims sole dispositive power over these shares. Mr. Williams is a beneficial owner of these shares, along with his sons, Frank E. Williams, III and H. Arthur Williams. These shares are duplicative of shares reported for the sons.

(2)  Frank E. Williams, Jr. disclaims any beneficial ownership of these shares.

(3)  Frank E. Williams, Jr. owns these shares directly.

(4)  Daniel K. Maller, General Counsel, owns these shares directly.

First Quarter 2007 Summary

Total Securities Purchased    Range of Prices   Average Purchase Price
22,925 Shares Common Stock    $2.10 to $2.16           $2.13

Second Quarter 2007 - Securities Purchases

                                                                                Beneficial
Transaction   Shares Purchased   Price Paid                                     Ownership
   Date        (Common Stock)    (Per Share)   Purchaser                    (See Notes Below)
-----------   ----------------   -----------   --------------------------   -----------------
 04/05/2007          955            $2.13      Frank E. Williams, Jr.               3
 04/05/2007        1,000            $2.13      Williams Family LP                   1
 05/03/2007        2,273            $2.20      Daniel K. Maller                     4
 05/10/2007        2,000            $2.12      Frank E. Williams, Jr.               3
 05/11/2007        2,100            $2.12      Spouse of Frank E.
                                                  Williams, Jr.                     2
 05/11/2007        2,000            $2.11      Frank E. Williams, Jr.
                                                  as trustee for  minor
                                                  grandchildren                     2
 05/30/2007        1,000            $2.15      Williams Family Foundation           2
 06/22/2007          500            $2.12      Spouse of Frank E.
                                                  Williams, Jr.                     2
 06/28/2007          100            $2.12      Spouse of Frank E.
                                                  Williams, Jr.                     2

Beneficial Ownership:

----------
(1) Except for the grant of dispositive power to a lender to secure indebtedness, Frank E. Williams, Jr. claims sole dispositive power over these shares. Mr. Williams is a beneficial owner of these shares, along with his sons, Frank E. Williams, III and H. Arthur Williams. These shares are duplicative of shares reported for the sons.

(2)  Frank E. Williams, Jr. disclaims any beneficial ownership of these shares.

(3)  Frank E. Williams, Jr. owns these shares directly.

(4)  Daniel K. Maller, General Counsel, owns these shares directly.

Second Quarter 2007 Summary

Total Securities Purchased   Range of Prices   Average Purchase Price
11,928 Shares Common Stock   $2.11 to $2.20            $2.14

Third Quarter 2007 - Securities Purchases

                                                                                Beneficial
Transaction   Shares Purchased   Price Paid                                     Ownership
   Date        (Common Stock)    (Per Share)   Purchaser                    (See Notes Below)
-----------   ----------------   -----------   --------------------------   -----------------
 07/19/2007          800            $2.12      Frank E. Williams, Jr.               3
 08/01/2007        1,200            $2.13      Frank E. Williams, Jr.               3
 08/22/2007        2,000            $2.13      Frank E. Williams, Jr.               3
 08/22/2007          300            $2.12      Spouse of Frank E.
                                                  Williams, Jr.                     2
 08/22/2007          500            $2.10      Frank E. Williams, Jr.
                                                  as trustee for minor
                                                  grandchildren                     2
 09/11/2007        2,000            $2.15      Williams Family Foundation           2
 09/24/2007          400            $2.15      Williams Family Foundation           2
 09/26/2007          300            $2.15      Williams Family Foundation           2
 09/28/2007          200            $2.15      Williams Family Foundation           2

Beneficial Ownership:

(1) Except for the grant of dispositive power to a lender to secure indebtedness, Frank E. Williams, Jr. claims sole dispositive power over these shares. Mr. Williams is a beneficial owner of these shares, along with his sons, Frank E. Williams, III and H. Arthur Williams. These shares are duplicative of shares reported for the sons.

(2)  Frank E. Williams, Jr. disclaims any beneficial ownership of these shares.

(3)  Frank E. Williams, Jr. owns these shares directly.

Third Quarter 2007 Summary

Total Securities Purchased    Range of Prices   Average Purchase Price
 7,700 Shares Common Stock    $2.10 to $2.15            $2.13

Fourth Quarter 2007 - Securities Purchases

                                                                                Beneficial
Transaction   Shares Purchased   Price Paid                                     Ownership
   Date        (Common Stock)    (Per Share)   Purchaser                    (See Notes Below)
-----------   ----------------   -----------   --------------------------   -----------------
 10/02/2007           100          $  2.15     Williams Family Foundation           2
 10/05/2007           300          $  2.15     Williams Family Foundation           2
 10/05/2007            20          $  2.15     Williams Family Foundation           2
 10/09/2007           300          $  2.14     Frank E. Williams, Jr.               3
 10/12/2007           700          $  2.15     Frank E. Williams, Jr.               3
 10/12/2007        77,677          $ 2.175     Williams Family LP                   1
 10/12/2007         8,680          $  2.15     Williams Family Foundation           2
 11/29/2007           100          $  2.18     Frank E. Williams, Jr.               3
 12/07/2007         6,900          $2.1583     Frank E. Williams, Jr.               3
 12/12/2007           500          $  2.18     Frank E. Williams, Jr.               3
 12/12/2007         1,500          $  2.15     Frank E. Williams, Jr.               3
 12/13/2007         1,500          $  2.18     Williams Family Foundation           2
 12/17/2007         1,920          $  2.18     Williams Family Foundation           2
 12/18/2007         1,500          $  2.18     Williams Family Foundation           2
 12/19/2007         1,500          $  2.18     Williams Family Foundation           2
 12/26/2007         1,580          $  2.18     Williams Family Foundation           2
 12/26/2007         2,000          $  2.15     Frank E. Williams, Jr.               3
 12/27/2007           500          $  2.18     Frank E. Williams, Jr.               3
 12/31/2007         2,000          $ 2.155     Frank E. Williams, Jr.               3

Beneficial Ownership:

----------
(1) Except for the grant of dispositive power to a lender to secure indebtedness, Frank E. Williams, Jr. claims sole dispositive power over these shares. Mr. Williams is a beneficial owner of these shares, along with his sons, Frank E. Williams, III and H. Arthur Williams. These shares are duplicative of shares reported for the sons.

(2)  Frank E. Williams, Jr. disclaims any beneficial ownership of these shares.

(3)  Frank E. Williams, Jr. owns these shares directly.

Fourth Quarter 2007 Summary

Total Securities Purchased    Range of Prices   Average Purchase Price
109,277 Shares Common Stock    $2.14 to $2.18           $2.17

First Quarter 2008 - Securities Purchases

                                                                                Beneficial
Transaction   Shares Purchased   Price Paid                                     Ownership
   Date        (Common Stock)    (Per Share)   Purchaser                    (See Notes Below)
-----------   ----------------   -----------   --------------------------   -----------------
 01/03/2008         5,000           $2.20      Frank E. Williams, Jr.               3
 01/09/2008           500           $2.15      Frank E. Williams, Jr.               3
 01/09/2008         2,000           $2.13      Frank E. Williams, Jr.               3
 01/09/2008         2,000           $2.13      Williams Family LP                   1
 01/09/2008         1,500           $2.10      Frank E. Williams, Jr.
                                                  as trustee for minor
                                                  grandchildren                     2
 01/09/2008         3,000           $2.15      Williams Family Foundation           2
 01/10/2008         1,000           $2.14      Frank E. Williams, Jr.               3
 01/10/2008         1,000           $2.10      Williams Family Foundation           2
 01/16/2008         1,000           $2.20      Frank E. Williams, Jr.               3
 01/17/2008         1,000           $2.20      Williams Family Foundation           2
 01/22/2008         2,000           $2.20      Williams Family Foundation           2
 01/23/2008           500           $2.18      Frank E. Williams, Jr.               3
 01/25/2008         1,000           $2.20      Frank E. Williams, Jr.               3
 01/30/2008         1,000           $2.20      Williams Family Foundation           2
 02/11/2008         2,000           $2.24      Frank E. Williams, Jr.               3
 02/11/2008         1,000           $2.24      Williams Family Foundation           2

Beneficial Ownership:

----------
(1) Except for the grant of dispositive power to a lender to secure indebtedness, Frank E. Williams, Jr. claims sole dispositive power over these shares. Mr. Williams is a beneficial owner of these shares, along with his sons, Frank E. Williams, III and H. Arthur Williams. These shares are duplicative of shares reported for the sons.

(2)  Frank E. Williams, Jr. disclaims any beneficial ownership of these shares.

(3)  Frank E. Williams, Jr. owns these shares directly.

First Quarter 2008 Summary

Total Securities Purchased    Range of Prices   Average Purchase Price
 25,500 Shares Common Stock    $2.10 to $2.24           $2.17

Item 3. Identity and Background of Filing Person.

     (a) Name and Address. Williams Industries, Incorporated, the subject company, is the filing person. Its principal executive offices are located at 8624 J.D. Reading Drive, Manassas, Virginia 20109, and its telephone number is
(703) 335-7800. The information set forth in the Offer to Purchase under the section "The Offer-Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

     (b) Business and Background of Entities. Not applicable.

     (c) Business and Background of Natural Persons.

     (1)-(2) The information set forth in the Offer to Purchase under the section "The Offer-Interests of Directors and Executive Officers;
Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

          (3) None of the Company's executive officers or directors has been convicted in a criminal proceeding in the past five years.

          (4) None of the Company's executive officers or directors was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          (5) Each of the Company's executive officers and directors is a U.S. citizen.

Item 4. Terms of the Transaction.

     (a) Material Terms. The information set forth in the Offer to Purchase under the sections "Summary Term Sheet," "Special Factors" and "The Offer" is incorporated herein by reference.

     (b) Different Terms. This tender offer is available only to those record stockholders and beneficial owners of the Company's Common Stock that owned 100 shares or fewer (i.e., odd-lot stockholders) as of May 7, 2008, the record date, and continue to own such Shares on the expiration date of the Offer. The tender offer is not available to those owning more than 100 shares as of such date, and hence is not open to all persons owning the Company's Common Stock.

     (c) Appraisal Rights. Dissenting stockholders are not entitled to any appraisal or dissenters' rights under Virginia corporate law as a result of the odd-lot tender offer discussed in this Schedule 13E-3.

     (d) Provisions for Unaffiliated Stockholders. None.

     (e) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

     (a) Transactions. See "Item 4. Subject Company Information-(f) Prior Stock Purchases" above.

     (b) Significant Corporate Events. See "Item 8. Fairness of the Transaction-(f) Other Offers" below.

     (c) Negotiations or Contacts. "Item 8. Fairness of the Transaction-(f) Other Offers" below.

     (e) Agreements Involving the Subject Company's Securities. See "Item 2. Subject Company Information-(f) Prior Stock Purchases" above.

Item 6. Purpose of the Transaction and Plans or Proposals.

     (a) Use of Securities Acquired. The Shares purchased in this Offer will be cancelled and will remain authorized but unissued shares.

     (b) Plans. The information set forth in the Offer to Purchase under the sections "The Offer-Purpose of the Offer; Certain Effects of the Offer," "The Offer-Price Range of Shares; Dividends," "Special Factors-Purpose of the Offer," "Special Factors-Reasons for the Offer" and "Special Factors-Effects of the Offer on the Company" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

     (a) Purposes. The information set forth in the Offer to Purchase under the sections "Summary Term Sheet," "Special Factors-Purpose of the Offer" and "The Offer-Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

     (b) Alternatives. The information set forth in the Offer to Purchase under the section "Special Factors-Background of the Offer; Alternatives Considered by the Board of Directors" is incorporated herein by reference.

     (c) Reasons. The information set forth in the Offer to Purchase under the sections "Summary Term Sheet" and "Special Factors-Reasons for the Offer" is incorporated herein by reference.

     (d) Effects. The information set forth in the Offer to Purchase under the sections "Summary Term Sheet," "Special Factors-Effects of the Tender Offer on Affiliated Stockholders," "Special Factors-Effects of the Tender Offer on Unaffiliated Stockholders," "Special Factors-Effects of the Offer on the Company," and "The Offer-Certain U.S. Federal Income Tax Consequences" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

     (a) Fairness. The information set forth in the Offer to Purchase under the sections "Special Factors-Factors Considered by the Board of Directors as to the Fairness of the Offer" and "Special Factors-Fairness of the Offer" is incorporated herein by reference.

     (b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the sections "Special Factors-Background of the Offer; Alternatives Considered by the Board" and "Special Factors- Factors Considered by the Board of Directors as to the Fairness of the Offer" is incorporated herein by reference.

     (c) Approval of Security Holders. The transaction is not structured to require approval of at least a majority of unaffiliated security holders.

     (d) Unaffiliated Representative. The information set forth in the Offer to Purchase under the sections "Special Factors-Factors Considered by the Board of Directors as to the Fairness of the Offer-Procedural Factors Disfavoring the Offer and Interests of the Company's Directors and Executive Officers in the Offer" is incorporated herein by reference.

     (e) Approval of Directors. This Offer was approved by the unanimous vote of our Board of Directors, including all of the directors in the special committee of independent directors. The information set forth in the Offer to Purchase under the section "Special Factors-Factors Considered by the Board of Directors as to the Fairness of the Offer-Procedural Factors Disfavoring the Offer and Interests of the Company's Directors and Executive Officers in the Offer" is incorporated herein by reference.

     (f) Other Offers. NONE.

Item 9. Reports, Opinions, Appraisals and Current Negotiations.

     (a) Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the sections "Summary Term Sheet" and "Special Factors-Factors Considered by the Board of Directors as to the Fairness of the Offer-Procedural Factors Disfavoring the Offer and Interests of the Company's Directors and Executive Officers in the Offer" is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the sections "Summary Term Sheet," "Special Factors-Factors Considered by the Board of Directors as to the Fairness of the Offer-Procedural Factors Disfavoring the Offer and Interests of the Company's Directors and Executive Officers in the Offer" and "Special Factors-Factors Considered by the Board of Directors as to the Fairness of the Offer-Substantive Factors Favoring the Offer" is incorporated herein by reference.

     (c) Availability of Documents. Odd-lot tender holders may obtain the Cary Street Partners report by written request to the corporate secretary, Marianne
V. Pastor, at the Company's address above. In regards to all other documents, the information set forth in the Offer to Purchase under the section "The Offer-Section 10-Incorporation by Reference" of the Offer is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration.

     (a) Source of Funds. The information set forth in the Offer to Purchase under the section "The Offer-Source and Amount of Funds" is incorporated herein by reference.

     (b) Conditions. The Offer is not conditioned on any minimum number of shares being tendered.

     (c) Expenses. The information set forth in the Offer to Purchase under the sections "The Offer-Source and Amount of Funds" and "The Offer-Fees and Expenses" is incorporated herein by reference.

     (d) Borrowed Funds. The information set forth in the Offer to Purchase under the section "The Offer-Source and Amount of Funds" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

     (a) Security Ownership. The information set forth in the Offer to Purchase under the section "The Offer-Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

     (b) Securities Transactions. "Item 2. Subject Company Information-(f) Prior Stock Purchases" above.

Item 12. The Solicitation or Recommendation.

     (a) Intent to Tender or Vote in a Going-Private Transaction. To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company intends to tender or sell his, her or its Common Stock pursuant to the Offer, as all such persons either own at least 101 Shares or own no Shares.

     (b) Recommendations of Others. To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the Offer. The information set forth in the Offer to Purchase under the sections "Summary Term Sheet" and "The Offer-Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

Item 13. Financial Statements.

     (a) Financial Information. The information set forth in (i) the Offer to Purchase under the section "The Offer-Certain Information Concerning Us- Summary Financial Information," (ii) the financial statements included in the Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and (iii) the financial statements included in the Quarterly Report on Form 10-Q for the quarter ended January 31, 2008, in each case, is incorporated herein by reference.

     (b) Pro Forma Information. Not applicable.

     (c) Summary Information. The information set forth in the Offer to Purchase under the section "The Offer-Certain Information Concerning Us- Summary Financial Information" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitation or Recommendations. None.

     (b) Employees and Corporate Assets. The information set forth in the Offer to Purchase under the sections "The Offer-Source and Amount of Funds" and "The Offer-Fees and Expenses" is incorporated herein by reference.

Item 15. Additional Information.

     (a) Other Material Information. None.

Item 16. Exhibits.

     (a)(1)(i)   Offer to Purchase for Cash dated [______________].

     (a)(1)(ii)  Form of Acceptance Card with letter to odd-lot record holders.

     (a)(1)(iii) Form of letter to odd-lot beneficial holders.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. WILLIAMS INDUSTRIES, INCORPORATED

                                    By:  /s/ Frank E. Williams, III
                                        ----------------------------------------
                                    Name:  Frank E. Williams, III
                                    Title: President and Chief Executive Officer
                                    Date:  June 12, 2008

                                  EXHIBIT INDEX

  Exhibit
   Number     Description
-----------   -----------
(a)(1)(i)     Offer to Purchase for Cash dated [__________________.]

(a)(1)(ii)    Form of Acceptance Card with letter to odd-lot record holders.

(a)(1)(iii)   Form of letter to odd-lot beneficial holders